Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

October 27, 2011

VIA EDGAR

Ms. Kimberly A. Browning

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:	The Motley Fool Funds Trust (the “Trust”)
File Nos. 333-156770 and 811-22264

Dear Ms. Browning:

This letter responds to your comments regarding post-effective amendment no. 8 to the registration statement of The Motley Fool Funds Trust (the “Trust”) as filed with the U.S. Securities and Exchange Commission (“SEC”) on August 11, 2011, which we discussed by telephone on September 29 and 30, 2011.  Your comments and the Trust’s responses are set forth below.

1.     Comment:  Please acknowledge that a registration statement must be complete upon filing except for those items that are permissible to be filed pursuant to Rule 485(b).

Response:  It is acknowledged.

2.     Comment:  In the fee table, please replace $24 with $24.00 for the small account balance fee.

Response:  The requested revision has been made.

3.     Comment:  In the footnote to the fee table, please make clear that any recoupment by the adviser is board approved.

Response:  The disclosure has been clarified.

4.     Comment:  In the footnote to the fee table, please make clear that only the board can terminate the expense limitation agreement during the current term.

Response:  The requested disclosure has been added.

5.     Comment:  With respect to the summary of principal investment strategies (Item 4), please confirm that it is a summary of the Item 9 disclosure.

Response:  It is confirmed.

6.     Comment:  In the summary of principal investment strategies (Item 4), please clarify in the second sentence that is the adviser’s definition of foreign companies.

Response:  The disclosure has been clarified.

7.     Comment:  In the summary of principal investment strategies (Item 4), please add the definition of smaller market capitalization that is included in the Item 9 disclosure.

Response:  The requested disclosure has been added.

8.     Comment:  In the summary of principal investment strategies (Item 4), please disclose any particular market or sector that has been identified.

Response:  No particular market or sector has been identified.

9.     Comment:  In the summary of principal investment strategies (Item 4), please disclose the sell strategy.

Response:  The requested disclosure has been added.

10.   Comment:  In the summary of principal investment strategies (Item 4), please clarify the phrase “implement its investment strategy”.

Response:  The disclosure has been revised.

11.   Comment:  In the summary of principal investment strategies (Item 4), please specify the “similar vehicles” and disclose attendant risks.

Response:  The requested disclosure has been added.

12.   Comment:  In the summary of principal risks (Item 4), depository receipts are included but they are not included in the summary of principal investment strategies.

Response:  Disclosure has been added to the summary of principal investment strategies section.

13.   Comment:  In the principal investment strategies section (Item 9), please disclose the cap range for the index as of the most recent available date.

Response:  The requested disclosure has been added.

14.   Comment:  Please clarify in footnote 12 that the information regarding swaps in that footnote is the adviser’s opinion.

Response:  The requested clarification has been made.

15.   Comment:  Please confirm that all non-principal strategies and risks are disclosed in the SAI and that all principal strategies and risks are disclosed in the prospectus.

Response:  It is confirmed.

16.   Comment:  In the SAI, please delete the last sentence under “Individual Trustee Qualifications”.

Response:  The requested deletion has been made.

The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosures in its registration statement, (ii) SEC staff comments or changes to disclosures in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement, and (iii) it may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact me at (202) 739-5778 with questions or comments.

Sincerely,

/s/ Magda El Guindi-Rosenbaum
Magda El Guindi-Rosenbaum